

Pitney Bowes' Failings During the Roth-Lautenbach Era

Prepared By Hestia Capital Management

January 2023

Disclaimer



The materials contained herein (the "Materials") represent the opinions of Hestia Capital Partners, LP and the other participants named in the anticipated proxy solicitation (collectively, "Hestia," the "Hestia Group" or "we") and are based on publicly available information with respect to Pitney Bowes Inc. (the "Company"). The Hestia Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Hestia Group's conclusions. The Hestia Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Hestia Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Hestia Group herein are based on assumptions that the Hestia Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Hestia Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Hestia Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Hestia Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Hestia Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Hestia Group. Although the Hestia Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Hestia Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Hestia Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Value Destruction Under Leadership



Chairman Michael Roth and Chief Executive Officer Marc Lautenbach have presided over negative total stockholder returns ("TSR") while the S&P 500 has delivered outsized returns.





$100 invested in Pitney Bowes over Marc's tenure is worth $50 today.
If you invested $100 in the S&P over the same period, it would be worth $341.

$100 invested in Pitney Bowes over Michael's tenure is worth $49 today.
If you invested $100 in the S&P over the same period, it would be worth $1,057.

Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

Abysmal Total Stockholder Returns



Over all relevant time horizons, including the Board of Directors' (the "Board") respective tenures (which average 10+ years), the Company has delivered disastrous returns while market indices have significantly outperformed.

Pitney Bowes TSR

	1-Year	3-Year	5-Year	10-Year
Pitney Bowes	**-49%**	**-13%**	**-52%**	**-47%**
S&P 500	-14%	33%	68%	254%
S&P 600	-14%	30%	44%	219%
Russell 2000	-21%	21%	32%	172%

CEO and Director TSR

Name	Tenure Start	TSR During Tenure	S&P TSR
Anne Busquet*	11/9/2007	**-78%**	**270%**
Bob Dutkowsky	7/9/2018	**-52%**	**54%**
Mary Steele Guilfoile	7/9/2018	**-52%**	**54%**
Doug Hutcheson*	7/9/2012	**-57%**	**258%**
Marc Lautenbach*	12/3/2012	**-50%**	**241%**
Michael Roth*	12/11/1995	**-51%**	**957%**
Linda Sanford	9/21/2015	**-75%**	**130%**
David Shedlarz*	9/1/2001	**-77%**	**429%**
Sheila Stamps	9/1/2020	**-31%**	**16%**

*Denotes a director that is considered "stale" given they have served on the Board for over 10 years.

Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

A Failed, Cash-Burning Strategy

Under Messrs. Roth and Lautenbach, post-2014 strategic decisions and investments have resulted in the burning of $300+ million in capital – meanwhile, the Company's stock price is down more than 85%.

Leadership's Decision	Strategic Misstep	Poor Capital Allocation
Failed to aggressively pursue shipping label acquisitions	✓	✓
$875 million spent on Borderfree and Newgistics acquisitions	✓	✓
Pivoted from disciplined, profitable growth at Newgistics to undisciplined, unprofitable sales-focused growth	✓	✓
Unwillingness to repurchase stock at all-time low or debt at significant discounts		✓
Underinvested in Presort acquisitions	✓	✓
Emphasis on organic growth over maximizing EBIT at Presort	✓	
Failure to unlock $200 million in restricted cash at the bank for 10+ years*	✓	✓

*Typically earning less that 25bps annually.
<u>Source:</u> Bloomberg, Company filings.

Poor and Unreliable Forecasting

Under Messrs. Roth and Lautenbach, Pitney Bowes has shown a sustained inability to set reliable guidance and hit targets (instances denoted in red below).

Guidance vs. Actual Results for 2015-2021 ($ in millions)

Metric	2015	2016	2017	2018	2019	2020	2021
Revenue Guide		3,542	2,922	3,035	3,244	3,173	3,590
Revenue Actual	3,578	2,981	2,784	3,212	3,205	3,554	3,674
Adj Rev Actual	--	--	--	--	--	--	--
FCF Guide		425	400	350	225	140	
FCF Actual	356	337	336	207	131	197	117
Adj FCF Actual		430	384	318	169	279	154
EPS Guide		1.80	1.70	1.40	1.05	0.60	0.30
Adj EPS Actual		1.68	1.41	1.16	0.68	0.30	0.32
GAAP EPS Actual	2.03	0.49	1.30	1.28	1.10	(1.05)	(0.01)

The only instance of the Company meeting and/or beating guidance was in 2021, when Pitney Bowes set what we deem to be a "softball" target of $0.30 EPS (just one-sixth of the guidance from 2016).

<u>Source:</u> Company filings.

A Battered Credit Rating

Largely due to poorly executed acquisitions and sustained losses within Global Ecommerce, Pitney Bowes' credit ratings have steadily deteriorated under Messrs. Roth and Lautenbach.



Moody's Senior Unsecured Credit Rating
Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba1
Ba2
Ba3
B1
B2
1/1/2007
1/1/2008
1/1/2009
1/1/2010
1/1/2011
1/1/2012
1/1/2013
1/1/2014
1/1/2015
1/1/2016
1/1/2017
1/1/2018
1/1/2019
1/1/2020
1/1/2021
1/1/2022
1/1/2023
Marc
Michael
Rating
"The path to sustainable growth and EBITDA generation from the GEC segment—critical in our view to the long-term health of Pitney Bowes—remains muddled and once again delayed."
S&P Global Ratings

Source: S&P Downgrade Report, 2022

Impugned Credibility in the Market

At a Deutsche Bank event late last year, Pitney Bowes said Global Ecommerce should be Free Cash Flow positive in 2023 and hit EBIT margins of 6%-8% in 2026 – however, the market appeared to shrug off the news and the Company's securities still hovered near 1-year lows (as shown below).





Source: Hestia; Bloomberg.

Extremely Poor Governance

We believe an insular, clubby boardroom has resulted in a number of governance missteps that need to be addressed by a reconstituted Board – and urge the Company to avoid any defensive director "refreshments" or entrenchment maneuvers ahead of the 2023 Annual Meeting.

Governance Lapse	Yes/No	Evidence
Excessive Director Tenure	✓	The Company's average director tenure is currently 10+ years.
Boardroom Interlocks	✓	Several directors have interlocks, including three with ties to the Interpublic Group of Companies (which Mr. Roth led for years).
Inattentiveness to Investors	✓	The Company's disclosed "Investor Outreach" efforts fail to prioritize stockholder feedback on strategy, capital allocation or performance, in our view.
Misaligned CEO Compensation	✓	For the trailing three years cited in the 2022 Proxy Statement, Mr. Lautenbach made $17.8 million– as stockholder value declined dramatically.
Exorbitant Golden Parachute	✓	According to the 2022 Proxy Statement, the Board has given Mr. Lautenbach a nearly $25 million parachute upon a change in control.
Poor Supervision of Management	✓	Days after Pitney Bowes reported weak results and its stock dropped nearly 20% in February 2022, Mr. Lautenbach was golfing during the work week in California.

Source: Company filings, including the Company's 2022 Proxy Statement (the "2022 Proxy Statement"), and public records

Evidence of Lost Focus

We believe Mr. Lautenbach and management have been allowed to lose focus and avoid accountability for their ineffectiveness.

Misguided "Moonshot" Bets

Pitney Bowes announced last year it would invest $23 million in a speculative robotics venture. Overlooking the fact that corporations have a terrible track record in VC, management should not be spending stockholder capital on speculative investments when the Company is facing credit downgrades, high cash burn in Global Ecommerce and chronic stock price underperformance.



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Source: Parcel and Postal Technology International.

Poor Employee Morale

Glassdoor's current and former employee sentiment from Pitney Bowes' U.S. employee base reveals the following:

1. *Only 57%* of employees have a positive business outlook
2. *Only 67%* of employees approve of Mr. Lautenbach
3. *Only 66%* of employees would recommend Pitney Bowes as an employer



1.0

Former Employee, more than 10 years

No Future Here

Jul 14, 2022 — Customer Service Representative (CSR)

Recommend

CEO Approval

Business Outlook

Pros

It's ok if you're unemployed and have no other options

30 years ago it was a great company to work for.

Cons

It's a dying company. Hanging on by the same thread as the post office.

Source: Glassdoor data as of January 19, 2022.

Weekday Golfing

Mr. Lautenbach has been an avid weekday golfer during his 10-year tenure as CEO. As just one recent example, on Tuesday February 1, 2022, Pitney Bowes announced 2021 full-year results that triggered **a 22% decline in the Company's stock price** over three days. Nevertheless, Mr. Lautenbach was on the course in California as this was taking place. The Company's stock price has not yet recovered.



Mr. Lautenbach, GlenArbor 2021 Senior Champion

Source: Golf.com and GlenArborClib.com.

Unaddressed Stockholder Unrest

During the second half of 2022, several stockholders made Pitney Bowes aware – privately and publicly – that change was needed atop the Company.



~1.5% holder

According to a recent article in Reuters, *"[i]n September BWM AG wrote a letter to the board highlighting poor execution in the ecommerce segment, excessive debt, overly high corporate costs and the chief executive officer's multi-million dollar pay."*



~7.2% holder

Following months of attempted private collaboration, Hestia disclosed it *"intends to nominate a majority slate of director candidates that includes a highly-qualified proposed interim Chief Executive Officer supported by a talented group of operators and strategists. This degree of change is clearly needed to help set a new value-creation strategy after 10+ years of strategic missteps, poor execution and the significant destruction of stockholder and enterprise value under the current Board."*



~1% holder

Late last year, Domo Capital's founder said *"[t]he poor management of global ecommerce is on Marc Lautenbach and the poor allocation of capital is on Michael Roth as the chairman of the board."*

To the best of our knowledge, Pitney Bowes has not substantively addressed any stockholder concern through public or private communication – suggesting a fundamental disregard for major investors, in our view.

<u>Source</u>: Hestia public filings and Reuters.

Our Solution: The Hestia Slate

We purposefully assembled a seven-member slate with capital allocation acumen, corporate governance expertise, relevant sector backgrounds, transaction experience and ownership perspectives.

Candidates 1-4	Key Qualifications	Rationale for Nominating
 Milena Alberti-Perez	• CFO experience • Board and governance experience • Audit, M&A and capital allocation experience	Ms. Alberti-Perez is an experienced c-level leader, public company director and financial executive. Milena is currently on the board of Digimarc Corp. (NASDAQ: DMRC), where she is Audit Committee Chair. She has served as CFO of three companies, including Getty Images Holdings, Inc. (NYSE: GETY). Her capital allocation, corporate finance and M&A expertise can help Pitney Bowes finally rationalize bloated costs, improve creditworthiness and enhance historically poor forecasting.
 Todd Everett	• CEO experience • Mailing, shipping and logistics experience • M&A experience	Mr. Everett is the former CEO of Newgistics, which he sold to Pitney Bowes. His institutional knowledge and experience leading that business to profitable growth would make him an invaluable addition to the Board, particularly given current leadership's inability to reverse persistent losses within the unit. Since leaving Pitney Bowes, Mr. Everett has served as an advisor and Board member at several eCommerce and logistics companies.
 Carl Grassi	• Board and governance experience • Audit and tax expertise • Legal background • M&A acumen	Mr. Grassi is a veteran public company director and M&A advisor. He is currently Senior Counsel at McDonald Hopkins, LLC. He was recently a director of J. Alexander's Holdings, which sold to SPB Hospitality at a nearly 3x price from when Mr. Grassi joined the Board. His background helping companies enhance governance, evaluate alternatives and navigate turnarounds would be valuable to a refreshed Board working to reinvigorate Pitney Bowes and evaluate all strategic options for Global Ecommerce.
 Katie May	• CEO experience • Board and governance experience • Mailing, shipping and logistics experience	Ms. May was CEO of ecommerce SaaS company ShippingEasy.com prior to selling the business to Stamps.com. She was then a director of Stamps.com and involved in its value-maximizing sale to Thoma Bravo. Her background leading high-growth mailing, shipping and logistics businesses can help a refreshed Board recruit new leaders, set the right KPIs and incentives, and oversee sharper strategic execution that drives enhanced stockholder value.

Our Solution: The Hestia Slate (Cont.)

Our slate also has deep knowledge of the Company's balance sheet, business segments, market opportunities and secular headwinds

Candidates 5-7	Key Qualifications	Rationale for Nominating
 Ken McBride	• CEO experience • Board and governance experience • M&A experience • Mailing, shipping and logistics experience	Mr. McBride is a legend in the shipping industry based on his successful two-decade record as Chief Executive Officer and Chairman of Stamps.com. He grew revenue and profit at a consistent compounded growth rate of approximately 25% per year, and grew enterprise value from less than $25 million to more than $6.5 billion. He and his team successfully acquired and integrated six domestic and international companies, and they transformed the company from its origins as a small business mailing solution into a worldwide leader. His strategic vision, operational acumen and transaction experience could help a refreshed Board set a value-enhancing strategy and oversee long-overdue operational improvements across segments.
 Lance Rosenzweig	• CEO experience • Board and governance experience • Technology and ecommerce experience	Mr. Rosenzweig is a proven c-level leader and public company director. He has been the Chief Executive Officer of three public companies, including Support.com, which was one of the best performing stocks in any exchange under his leadership, and Startek (NYSE: SRT), where he grew revenues to $650 million and dramatically enhanced earnings. His background in strategic planning, operations, technology and ecommerce make him an ideal addition to the Board, especially when considering Pitney Bowes' long-term value destruction and inability to profitably grow its segments.
 Kurt Wolf	• Sizable stockholder • Board and governance experience • Strategic planning and capital allocation experience	Mr. Wolf is the Managing Member and Chief Investment Officer of Hestia Capital, the largest active stockholder of Pitney Bowes. He has founded, or co-founded, three successful start-ups, and has over five years of turnaround and strategy experience as a management consultant. He previously served on two Boards in which Hestia was invested, serving as an Audit and a Comp Committee Chair, as well as on the Strategic Planning and Capital Allocation Committee, which led the successful recapitalization of GameStop. His status as a sizable stockholder would also result in important ownership perspectives finally being considered in the boardroom.



Hestia Capital Management

175 Brickyard Road, Suite 200
Adams Township, PA 16046

info@hestiacapital.com

(878) 217-4800